SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Zogenix, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98978L105

(CUSIP Number)

Kate Mitchell

Scale Venture Management II, LLC

950 Tower Lane, Suite 700

Foster City, CA 94404

TELEPHONE: (650) 378-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978L105	13D	Page 2 of 11 Pages

1.	Name of Reporting Persons Scale Venture Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,339,504(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,339,504(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,504(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.28(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Kate Mitchell, Rory O’Driscoll and Sharon Wienbar (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 17,958 shares a member of Scale has the right to acquire within 60 days of September 21, 2011 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such member is deemed to hold the reported shares for the benefit of Scale LP. Scale LP is deemed the indirect beneficial owner of the options.
(3)	The percentage is based on an aggregate of 64,473,278 shares of Common Stock outstanding as of September 16, 2011 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on September 16, 2011.

CUSIP No. 98978L105	13D	Page 3 of 11 Pages

1.	Name of Reporting Persons Scale Venture Management II, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,339,504(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,339,504(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,339,504(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.28(3)
14.	Type of Reporting Person (see instructions) OO

(1)	This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Kate Mitchell, Rory O’Driscoll and Sharon Wienbar (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 17,958 shares a member of Scale has the right to acquire within 60 days of September 21, 2011 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such member is deemed to hold the reported shares for the benefit of Scale LP. Scale LP is deemed the indirect beneficial owner of the options.
(3)	The percentage is based on an aggregate of 64,473,278 shares of Common Stock outstanding as of September 16, 2011 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on September 16, 2011.

CUSIP No. 98978L105	13D	Page 4 of 11 Pages

1.	Name of Reporting Persons Kate Mitchell
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,339,504(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,339,504(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,339,504(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.28(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Kate Mitchell, Rory O’Driscoll and Sharon Wienbar (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 17,958 shares a member of Scale has the right to acquire within 60 days of September 21, 2011 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such member is deemed to hold the reported shares for the benefit of Scale LP. Scale LP is deemed the indirect beneficial owner of the options.
(3)	The percentage is based on an aggregate of 64,473,278 shares of Common Stock outstanding as of September 16, 2011 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on September 16, 2011.

CUSIP No. 98978L105	13D	Page 5 of 11 Pages

1.	Name of Reporting Persons Rory O’Driscoll
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,339,504(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,339,504(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,339,504(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.28(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Kate Mitchell, Rory O’Driscoll and Sharon Wienbar (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 17,958 shares a member of Scale has the right to acquire within 60 days of September 21, 2011 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such member is deemed to hold the reported shares for the benefit of Scale LP. Scale LP is deemed the indirect beneficial owner of the options.
(3)	The percentage is based on an aggregate of 64,473,278 shares of Common Stock outstanding as of September 16, 2011 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on September 16, 2011.

CUSIP No. 98978L105	13D	Page 6 of 11 Pages

1.	Name of Reporting Persons Sharon Wienbar
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,339,504(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,339,504(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,339,504(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.28(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Kate Mitchell, Rory O’Driscoll and Sharon Wienbar (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 17,958 shares a member of Scale has the right to acquire within 60 days of September 21, 2011 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such member is deemed to hold the reported shares for the benefit of Scale LP. Scale LP is deemed the indirect beneficial owner of the options.
(3)	The percentage is based on an aggregate of 64,473,278 shares of Common Stock outstanding as of September 16, 2011 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on September 16, 2011.

Introductory Note: This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 9, 2010 (the “Original Schedule 13D”). The persons and entities filing this statement are Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”) and Kate Mitchell, Rory O’Driscoll and Sharon Wienbar (collectively, the “Listed Persons” and together with Scale LP and Scale, the “Filing Persons”). The Original Schedule 13D, as amended by this Amendment No. 1 (the “Schedule 13D”), relates to the common stock, par value $0.001 per share (the “Common Stock”), of Zogenix, Inc. (the “Issuer”). This Amendment No. 1 is being made to reflect the recent participation of certain of the Listed Persons in a public offering of the common stock of the Issuer on September 21, 2011 as more fully described in Item 3 below. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Schedule 13D. This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Original Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented by adding the following:

On September 15, 2011, the Registration Statement on Form S-1 filed with the SEC by the Issuer (File No. 333-176443) in connection with a public offering of 30,000,000 shares of Common Stock was declared effective. The closing of the offering took place on September 21, 2011, and at such closing Scale LP purchased 1,250,000 shares of Common Stock at the public offering price of $2.00 per share. The source of funds for such purchase was the working capital of Scale LP and capital contributions made to Scale LP by its partners.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by adding the following:

Scale LP purchased the shares of Common Stock of the Issuer in the public offering for investment purposes.

Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the original Schedule 13D is hereby amended and restated as follows as of the date of this filing:

(a) (b)

Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership		Percentage of Class (1)
Scale LP	5,339,504	5,339,504	0	5,339,504	0	5,339,504	(2)	8.28%
Scale (3)	0	0	5,339,504	0	5,339,504	5,339,504	(2)	8.28%
Kate Mitchell (4)	0	0	5,339,504	0	5,339,504	5,339,504	(2)	8.28%
Rory O’Driscoll (4)	0	0	5,339,504	0	5,339,504	5,339,504	(2)	8.28%
Sharon Wienbar (4)	0	0	5,339,504	0	5,339,504	5,339,504	(2)	8.28%

(1)	The percentage is calculated based upon 64,473,278 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as disclosed in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on September 16, 2011.
(2)	Includes 17,558 shares one of the members of Scale has the right to acquire within 60 days of September 16, 2011 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such member is deemed to hold the reported shares for the benefit of Scale LP. Scale LP is deemed the indirect beneficial owner of the options.
(3)	Scale is the general partner of Scale LP.
(4)	The Reporting Person is a managing member of Scale. The shares are held by Scale LP. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of their pecuniary interest therein.

(c) The information provided in Item 3 is hereby incorporated by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Filing Persons.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

A.	Third Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons and entities listed on Exhibit A thereto, dated as of December 2, 2009 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-169210), filed with the SEC on September 3, 2010).

B.	Amendment to Third Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons and entities listed on Exhibit A to the Third Amended and Restated Investor Rights Agreement, Oxford Finance Corporation and Silicon Valley Bank, effective as of July 1, 2010 (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-169210), filed with the SEC on September 3, 2010).

C.	Second Amendment to Third Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons and entities listed on Exhibit A thereto, effective as of June 30, 2011 (incorporated by reference to Exhibit 4.13 of the Issuer’s Quarterly Report on Form 10-Q (SEC File No. 001-34962), filed with the SEC on August 12, 2011)

D.	Agreement regarding joint filing of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2011

SCALE VENTURE PARTNERS II, LP		SCALE VENTURE MANAGEMENT II, LLC

By:	Scale Venture Management II, LLC, its General Partner

By:	/s/ Kate Mitchell	By:	/s/ Kate Mitchell
	Name: Kate Mitchell		Name: Kate Mitchell
	Title: Managing Member		Title: Managing Member

By:	/s/ Rory O’Driscoll	By:	/s/ Kate Mitchell
	Name: Rory O’Driscoll		Name: Kate Mitchell

By:	/s/ Sharon Wienbar
Name: Sharon Wienbar

EXHIBITS

A.	Third Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons and entities listed on Exhibit A thereto, dated as of December 2, 2009 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-169210), filed with the SEC on September 3, 2010).

B.	Amendment to Third Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons and entities listed on Exhibit A to the Third Amended and Restated Investor Rights Agreement, Oxford Finance Corporation and Silicon Valley Bank, effective as of July 1, 2010 (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-169210), filed with the SEC on September 3, 2010).

C.	Second Amendment to Third Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons and entities listed on Exhibit A thereto, effective as of June 30, 2011 (incorporated by reference to Exhibit 4.13 of the Issuer’s Quarterly Report on Form 10-Q (SEC File No. 001-34962), filed with the SEC on August 12, 2011).

D.	Agreement regarding joint filing of Schedule 13D.

EXHIBIT D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Zogenix, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 29th day of September, 2011.

SCALE VENTURE PARTNERS II, LP		SCALE VENTURE MANAGEMENT II, LLC

By:	Scale Venture Management II, LLC, its General Partner

By:	/s/ Kate Mitchell	By:	/s/ Kate Mitchell
	Name: Kate Mitchell		Name: Kate Mitchell
	Title: Managing Member		Title: Managing Member

By:	/s/ Rory O’Driscoll	By:	/s/ Kate Mitchell
	Name: Rory O’Driscoll		Name: Kate Mitchell

By:	/s/ Sharon Wienbar
Name: Sharon Wienbar